June 21, 2002

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Burnham Pacific Properties, Inc.
BPP Liquidating Trust ("Liquidating Trust")
Incoming letter dated June 21, 2002

On the basis of the facts presented, this Division will not recommend enforcement action to the Commission if the Liquidating Trust, in reliance on your opinion of counsel that registration is not required, operates as described in your letter without compliance with the registration and reporting requirements of the Securities Exchange Act of 1934.

In arriving at this position we note that:

- the Beneficial Interests in the Liquidating Trust will not be transferable except by operation of law or the death of the Beneficiary;
- the Beneficial Interests will not be represented by certificates;
- the purpose of the Liquidating Trust will be to liquidate and distribute the assets transferred to it;
- the Liquidating Trust will terminate upon the earlier of the distribution to the Beneficiaries of all of its assets or three years from the date assets were first transferred to it (provided that if the Liquidating Trust's existence is extended beyond such three year period, the Liquidating Trust will request and receive additional no-action assurance from the Division prior to any such extension); and
- the Trustees will provide each holder of Beneficial Interests with periodic reports containing unaudited financial statements and certain other information and will file such reports on Forms 10-K and 8-K.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this repose expresses the Division's position on enforcement action only. It does not express any legal conclusion on the question presented.

Sincerely,

Carolyn Sherman

Carolyn Sherman
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2002

Keith Belknap
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, California 94301

Re: Burnham Pacific Properties Inc.

Dear Mr. Belknap:

In regard to your letter of June 21, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

525 UNIVERSITY AVENUE

PALO ALTO, CALIFORNIA 94301

TEL: (650) 470-4500

FAX: (650) 470-4570

http://www.skadden.com

DIRECT DIAL
650-470-4536
DIRECT FAX
650-470-4570
EMAIL ADDRESS
KEBELKNA@SKADDEN.COM

June 21, 2002

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Carolyn Sherman

Re: Burnham Pacific Properties, Inc. and BPP Liquidating Trust - Request for No-Action Letter

This letter replaces our letter to you dated June 6, 2002. Our letter dated June 6, 2002 is hereby withdrawn. We are writing on behalf of our client, Burnham Pacific Properties, Inc., a Maryland corporation ("Burnham"), and its future successor-in-interest, BPP Liquidating Trust, a liquidating trust (the "Liquidating Trust") to be established to complete the liquidation of Burnham's remaining assets, pursuant to and in accordance with Burnham's Plan of Complete Liquidation and Dissolution (the "Plan of Liquidation"), as more fully described below. We request that the Division of Corporation Finance confirm that, in the circumstances described herein, it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Liquidating Trust does not register and file reports with respect to the beneficial interests in the Liquidating Trust (the "Beneficial Interests") under Sections 12(g) and 13 of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act"), or comply with the proxy rules contained in Section 14 thereof.

In the event the Division of Corporation Finance concludes that it is inappropriate to handle the above request through the no-action letter process, please consider this request as an application pursuant to Section 12(h) of the Exchange Act.

I. BACKGROUND

A. History of Burnham

Prior to adoption of the Plan of Liquidation, Burnham was a real estate operating company that had historically acquired, rehabilitated, developed and managed retail properties nationwide. Burnham began operations through a predecessor in 1963 and became a real estate investment trust, or REIT, in 1987. Burnham owns its properties and conducts substantially all of its business through a partnership, of which Burnham is the sole general partner and, as the holder of the majority of the common limited partnership units, the owner of a substantial majority of the economic interests. Other limited partners of the partnership are persons who have contributed interests in properties to the partnership in exchange for units of limited partnership interest of the partnership.

As of the date of this request, Burnham has outstanding 32,854,639 shares of common stock, which are held of record by approximately 1,500 stockholders. Burnham's shares of common stock are registered under Section 12(b) of the Exchange Act and are listed on the New York Stock Exchange (the "NYSE"). During the four fiscal quarters ended December 31, 2001, daily trading volume averaged 72,874 shares. Burnham has filed in a timely manner all periodic reports required by the Exchange Act.

On August 31, 2000, the Board of Directors of Burnham determined that it was in the best interests of Burnham's stockholders to liquidate the company. The Board unanimously adopted the Plan of Liquidation and directed that the Plan of Liquidation be submitted to Burnham's stockholders for approval. The stockholders of Burnham subsequently approved the Plan of Liquidation at the 2000 Annual Meeting of Stockholders held on December 15, 2000. Accordingly, Burnham is currently operating under the Plan of Liquidation.

The Plan of Liquidation provides that the Board will cause Burnham to dispose of all of the assets of Burnham, wind up its affairs, pay or adequately provide for the payment of all of its liabilities and distribute to or for the benefit of its stockholders all of Burnham's remaining assets, including interests in any liquidating trust established in connection with the complete liquidation of Burnham. Under the Plan of Liquidation, Burnham will not engage in any business activities, except to the extent necessary for preserving the values of its assets, winding up its business and affairs, discharging and paying all of Burnham's liabilities and distributing Burnham's remaining assets to its stockholders in accordance with the Plan of Liquidation and Burnham's articles of incorporation.

In accordance with the Plan of Liquidation, the final liquidating distribution, either directly to the stockholders or to a liquidating trust, must be made no later than December 15, 2002. However, the Plan of Liquidation provides that, in the event that the Board determines that it is not feasible for Burnham to pay, or adequately provide for, all debts and liabilities of Burnham (including costs and expenses incurred and anticipated to be incurred in connection with the liquidation of Burnham) at the time the final liquidating distribution is made, or, if earlier, the latest applicable date to avoid payment by Burnham of federal income taxes, or the Board determines that it is not advisable to distribute at such time any of the property then held by or for the account of Burnham because the property is not reasonably susceptible of distribution to stockholders or otherwise, Burnham may transfer and assign, at such time as is determined by the Board, all of its then remaining assets and liabilities to a liquidating trust as designated by the Board.

B. Process of Liquidation

From the adoption of the Plan of Liquidation by Burnham's Board of Directors in August 2000 through the date of this request, Burnham disposed of 55 properties or its interests therein and two parcels of undeveloped land for aggregate proceeds of approximately $864,819,000, consisting of approximately $525,126,000 in cash, 2,512,778 shares of common stock of Developers Diversified Realty Corporation ("DDR") and the assumption of approximately $288,910,000 of liabilities. To date, Burnham has applied approximately $126,000,000 of the cash proceeds to redeem all of Burnham's previously outstanding preferred equity, approximately $2,578,000 to redeem units of limited partnership interests in conjunction with the sale of certain assets, and approximately $248,231,000 to further reduce Burnham's outstanding indebtedness. Burnham has also made aggregate liquidating distributions to its common stockholders and the holders of common units of limited partnership interests in its subsidiaries of approximately $73,591,000 in cash and has distributed all of the shares of DDR common stock. The remainder of the proceeds (excluding current cash reserves) was used for capital improvements in development properties, tenant improvements and leasing commissions, litigation costs, severance and other liquidation costs and to repay other obligations. In addition, Burnham will make a liquidating distribution of $0.30 per share to stockholders of record as of the close of business on June 19, 2002, which will be payable on June 27, 2002. As a result of such dispositions, Burnham currently owns, directly or indirectly, four properties. Of the four properties currently owned, directly or indirectly, by Burnham, two are subject to contracts for sale. Such contracts are subject to certain conditions, including, among other things, the respective purchaser's satisfactory completion of due diligence, inspections and approvals of titles and surveys, as well as obtaining necessary consents and approvals.

Burnham currently expects that, on or about June 28, 2002, any then remaining assets and liabilities of Burnham will be transferred to the Liquidating Trust pursuant to a liquidating trust agreement (the "Liquidating Trust Agreement"). The original trustees of the Liquidating Trust are expected to be Scott C. Verges, the current Chief Executive Officer of Burnham, and an unaffiliated third party to be determined and appointed by Burnham's Board of Directors (the "Trustees"). The purpose of the Liquidating Trust is to wind up Burnham's affairs and liquidate the remaining assets, distribute the proceeds therefrom to the holders of Beneficial Interests and pay any liabilities, costs and expenses of Burnham or the Liquidating Trust. Burnham currently expects that June 27, 2002 will be: (i) the last day of trading of Burnham common stock on the NYSE, (ii) the record date for determining Burnham's stockholders of record to become holders of Beneficial Interests, (iii) the day on which Burnham's stock transfer books will be closed, and (iv) the day on which Burnham will request the NYSE to delist its securities from the NYSE. On June 28, 2002: (x) the NYSE will suspend trading in Burnham's stock prior to the beginning of trading, (y) all remaining assets and liabilities will be transferred to the Liquidating Trust, and (z) Burnham will file (1) articles of dissolution with the State Department of Assessments and Taxation of Maryland and (2) a Form 15 with the Commission to terminate the registration of its stock under the Exchange Act and cease filing periodic reports with respect thereto.

C. Terms of the Liquidating Trust

All stockholders of Burnham will be deemed to be beneficial owners (the "Beneficiaries") of a pro rata share of the aggregate Beneficial Interests of the Liquidating Trust. After Burnham's assets are transferred to the Liquidating Trust, all outstanding shares of Burnham will automatically be deemed cancelled. No certificates will be issued representing ownership of the Beneficial Interests. The terms of the Liquidating Trust Agreement will provide that the Beneficial Interest of a Beneficiary may not be transferred; provided that the Beneficial Interests will be assignable or transferable by will, intestate succession, or operation of law and that the executor or administrator of the estate of a Beneficiary may mortgage, pledge, grant a security interest in, hypothecate or otherwise encumber, the Beneficial Interest held by the estate of such Beneficiary if necessary in order to borrow money to pay estate, succession or inheritance taxes or the expenses of administering the estate of the Beneficiary, upon written notice to, and written consent of, the Trustees, which consent may not be unreasonably withheld.

The Liquidating Trust is organized for the sole purpose of winding up Burnham's affairs and the liquidation of Burnham's assets with no objective to continue or engage in the conduct of a trade or business or cause any subsidiary of Burnham to continue or engage in the conduct of a trade or business, except as necessary for the orderly liquidation of the assets of the Liquidating Trust. The Liquidating Trust's activities will be restricted to the holding, collection and sale of the assets transferred by Burnham to the Liquidating Trust and the payment and distribution thereof, and to the conservation and protection of the Liquidating Trust's assets and the administration thereof. The Trustees may not invest any of the cash held as assets of the Liquidating Trust, except that the Trustees may invest in (i) direct obligations of the United States of America or obligations of any agency or instrumentality thereof which mature not later than one year from the date of acquisition thereof, (ii) money market deposit accounts, checking accounts, savings accounts, or certificates of deposit, or other time deposit accounts which mature not later than one year from the date of acquisition thereof which are issued by a commercial bank or savings institution organized under the laws of the United States of America or any state thereof, or (iii) other temporary investments not inconsistent with the Liquidating Trust's status as a liquidating trust for tax purposes.

The Liquidating Trust will terminate upon the earliest of (i) such time as termination is required by the applicable laws of the State of Maryland, (ii) the distribution of all the Liquidating Trust's assets in accordance with the terms of the Liquidating Trust Agreement, or (iii) the expiration of a period of three years from the date assets are first transferred to the Liquidating Trust. The existence of the Liquidating Trust may, however, be extended to more than three years if the Trustees then determine that an extension is reasonably necessary to fulfill the purpose of the Liquidating Trust and, prior to such extension, the Trustees shall have requested and received additional no-action assurances from the Commission prior to any such extension.

Holders of at least a majority of the aggregate Beneficial Interests may (i) require the Trustees to call a meeting of the Beneficiaries, (ii) vote to remove any Trustee at any time, with cause, (iii) waive the requirement for a bond to the extent permitted by law and (iv) vote to amend the Liquidating Trust Agreement, provided that no such amendment may permit the Trustees to engage in any prohibited activities, or affect the Beneficiaries' rights to receive their pro rata shares of the Liquidating Trust's assets at the time of final distribution.

In addition, holders of at least 75% of the aggregate Beneficial Interests may vote to approve the Trustees' compensation for services, and holders of at least two-thirds of the aggregate Beneficial Interests may vote to remove any Trustee at any time, without cause, or to direct the Trustees to take or omit to take actions relating to the time, method and place of conducting any proceeding for any remedy available to the Trustees or exercising any right or power conferred upon the Trustees. Except to the extent a different percentage is specified in the Liquidating Trust Agreement for a particular matter or is required by law, the approval of Beneficiaries holding at least a majority of the aggregate Beneficial Interests is required for taking action on any matter voted on by the Beneficiaries.

The Trustees will be required to issue reports to the Beneficiaries annually and upon termination of the Liquidating Trust showing the assets and liabilities of the Liquidating Trust at the end of each year and upon termination and the receipts and disbursements of the Trustees for each such period and event. The annual reports will also describe the changes in the Liquidating Trust's assets and liabilities during the reporting period, and any action taken by the Trustees during the period in performance of their duties that they have not previously reported. The financial statements contained in such reports will be prepared in accordance with generally accepted accounting principles; however, it is not contemplated that the financial statements will be audited by independent public accountants. The annual reports furnished to the holders of Beneficial Interests will be filed with the Commission under cover of Form 10-K using Burnham's Commission file number. This report will not be deemed filed pursuant to Section 13 of the Exchange Act.

The Trustees will cause the Liquidating Trust to file with the Commission a current report under cover of Form 8-K using Burnham's Commission file number whenever an event with respect to the Liquidating Trust occurs that would require the filing of Form 8-K by a company registered under the Exchange Act or whenever a material event relating to the Liquidating Trust's assets or liabilities has occurred and a copy of each such report will be sent to holders of Beneficial Interests. It is not presently contemplated that the Liquidating Trust will provide Beneficiaries with quarterly reports and, therefore, no quarterly reports will be filed under cover of Form 10-Q.

II. ANALYSIS

With respect to the Beneficial Interests, registration under the Exchange Act should not be required because the Liquidating Trust would not be the issuer of "equity securities" within the meaning of Section 12(g) of the Exchange Act. As stated above, (i) the Beneficial Interests will not be transferable except by operation of law or upon the death of the Beneficiary (unless transferred as described above); (ii) the sole purpose of the Liquidating Trust will be to liquidate and distribute the assets transferred to the Liquidating Trust; (iii) the Liquidating Trust will terminate upon the earlier of a termination required by the applicable laws of the State of Maryland, the complete distribution of the trust corpus, or the expiration of a period of three years from the date the assets were first transferred to it (unless extended as described above); and (iv) the Trustees will cause the Liquidating Trust to provide each Beneficiary with reports containing financial statements and certain other information. Further, because certificates representing the Beneficial Interests will not be issued and the Beneficial Interests will be nontransferable except by operation of law or death (unless transferred as described above), there will be no market for the Beneficial Interests. Consequently, there is no need for the general public to receive the type of information about the Liquidating Trust required by Section 13 of the Exchange Act.

In similar circumstances, the Division of Corporation Finance has consistently stated that it would not recommend any enforcement action in the absence of registration of beneficial interests in a liquidating trust under the Exchange Act. See, for example, JMB Income Properties, Ltd. – XIII (Pub. Avail. May 13, 1999), VHA Enterprises, Inc. (Pub. Avail. January 7, 1993), Grubb & Ellis Realty Income Trust Liquidating Trust (Pub. Avail. May 26, 1992), JMB Realty Trust (Pub. Avail. November 19, 1990), Federated Natural Resources Corp. (Pub. Avail. July 13, 1989), Invest-Tex, Inc. (Pub. Avail. January 12, 1987) and Raymond Industries Inc. (Pub. Avail. September 12, 1984).

Compliance with the reporting obligations of the Exchange Act would place an unreasonable financial and administrative burden on the Liquidating Trust and significantly reduce the amount of distributions to be made in respect of the Beneficial Interests. The cost of auditing annual financial statements and preparing and filing quarterly reports would decrease the proceeds available for distribution. Moreover, as stated above, Beneficiaries will receive annual statements from the Trustees and will be provided with other annual and current reports as deemed necessary by the Trustees, filed on Form 10-K or 8-K, as appropriate. Further, Burnham has prepared and filed with the Commission an annual report on Form 10-K for the year ended December 31, 2001 that complies with all requirements of Form 10-K, including the filing of audited financial statements.

The Commission or its staff has in the past consistently agreed to grant relief from the requirements of Sections 13(a) and 15(d) of the Exchange Act to provide quarterly reports on Form 10-Q and to include audited financial statements in annual reports on Form 10-K to registrants who have substantially curtailed their operations upon a showing that not filing quarterly reports or including audited financial statements in annual reports would not significantly alter the total information available to investors and that filing quarterly reports and including audited annual financial statements in annual reports would present an unnecessary burden or expense. See Exchange Act Release No. 9660 (June 30, 1972) and the following no-action letters: MGI Properties Liquidating Trust (Pub. Avail. September 29, 2000), JMB Income Properties, Ltd. -XIII (*supra*), JMB Income Properties, Ltd. -IX (Pub. Avail. April 24, 1997), VHA Enterprises, Inc. (*supra*), Grubb & Ellis Realty Income Trust Liquidating Trust (*supra*), JMB Realty Trust (*supra*), Federated Natural Resources Corp. (*supra*), SMI Liquidating Corp. (Pub. Avail. December 27, 1989), Invest-Tex, Inc. (*supra*) and United Western Corporation (Pub. Avail. December 26, 1984).

Therefore, because there will be no market, public or private, for the Beneficial Interests and the Liquidating Trust will keep the holders of its Beneficial Interests informed of pertinent fiscal developments through timely filings of annual reports (as described above) and current reports under cover of Forms 10-K and 8-K, respectively, it is our opinion that no registration of the Beneficial Interests is required under the Exchange Act, and that there is no need for the Liquidating Trust to file quarterly reports on Form 10-Q, to include audited financial statements in its annual report on Form 10-K or to comply with the proxy rules.

III. CONCLUSION

Based on the foregoing, we respectfully request that the Staff provide the above requested no-action assurance. As noted above, Burnham currently intends to dissolve and contribute all of its assets and liabilities to the Liquidating Trust on or about June 28, 2002. We would, therefore, greatly appreciate receiving a response from the Staff as soon as practicable to facilitate the orderly creation of and transfer of assets to the

Liquidating Trust. If you have any questions with respect to this request or require any additional information, please contact the undersigned at (650) 470-4536 or Nicole Morath of this office at (650) 470-4511.

Please acknowledge receipt of this letter by date stamping the enclosed copy of this letter and returning it to the messenger delivering this letter.

In accordance with Securities Act Release No. 33-6269 (December 5, 1980), seven additional copies of this letter have been provided.

Very truly yours,

Keith Belknap/KEK

Keith Belknap